Filed pursuant to Rule 425
of the Securities Act of 1933
Filer: Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159
Notice
This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.
An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.
A bold oil history
Bjørn Vidar Lerøen, special adviser in corporate communication, has followed Norwegian oil history for decades. Now he has written his sixth book.
Entitled 34/10 with the subtitle Oil the Norwegian Way — a History of Boldness, the book is being published only days after the news of a merger recommendation between Statoil and Hydro’s oil and gas division broke.
“I’ve written the story of Statoil,” says Mr Lerøen.
“This history is important ballast to carry over to the new company which in the future will write new and important chapters in Norwegian industrial history. In many ways this book marks the end of Statoil’s history.”
He has over 20 years’ experience as an oil and business journalist with Norwegian newspapers Bergens Tidende and Aftenposten.
It is 20 years ago this year since the Gullfaks field in the North Sea commenced production, the first field Statoil became operator for. This laid an important foundation for the group’s further work.
“The story of Gullfaks is a common thread in the book, but I’ve not written about the history of a field,” says Mr Lerøen.
“Gullfaks is part of the big picture.”
Thirty-thousand Norwegian copies of the book have been published, with an English version to follow. All Statoil employees will receive a copy of the book.